Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Solectrac, Inc.
30151 Navarro Ridge Rd.
Albion, CA 95410
www.solectrac.com

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Solectrac, Inc.
Address: 30151 Navarro Ridge Rd., Albion, CA 95410
State of Incorporation: CA
Date Incorporated: May 28, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Company Perks***</u>

Early Investment Bonuses:

The first 3 days and receive 15% bonus shares

The next 4 days and receive 10% bonus shares

The next 7 days and receive 5% bonus shares

Investment bonuses:

To thank you for your investment and to help offset the carbon associated with our fundraising campaign, Solectrac will have trees planted based on individual investment amounts. We are also offering bonus shares at certain levels of investment. Furthermore, If we hit our fundraising target, we will give away a free Solectrac electric tractor! You can help choose who receives it by nominating your favorite farm, vineyard or other entity, and then voting for the final recipient – see below.

Tier 0: $250 (minimum investment) = 1 tree planted

Tier 1: $500+ = 5 trees planted + nominate a farm for the free drawing + vote on tractor recipient**

Tier 2: $1000+ =10 trees planted + nominate a farm for the free drawing + vote on tractor recipient**

Tier 3: $2500+ = 25 trees planted + nominate a farm for the free drawing + vote on tractor recipient**

Tier 4: $5000+ = 25 trees planted + 5% bonus shares + nominate a farm for the free tractor + 5 votes on tractor recipient**

Tier 5: $10,000+ = 25 trees planted + 10% bonus shares + nominate a farm for the free tractor + 10 votes on tractor recipient**

Tier 6: $25,000+ = 25 trees planted + 15% bonus shares + nominate a farm for the free tractor + 25 votes on tractor recipient**

How the voting for a free tractor works:

*A top-10 list of nominated entities (e.g., those receiving the most nominations, followed by a random selection) will be presented to investors at the $500 level and up for voting for the recipient of the free tractor

** voting for tractor recipient will occur after the crowdfunding campaign has concluded and we have successfully met our crowdfunding goal of $1.07 million

*** *All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Solectrac, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1/ share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Solectrac, Inc., located in Northern California, has developed 100% battery powered, all electric tractors for agriculture and utility applications. Solectrac is a California benefit corporation and Certified B Corp, and is one of the first companies in North America to offer electric tractors as a clean, quiet, zero-emission alternative to diesel tractors.

Our tractors can be charged by renewable energy such as solar and wind (or from the standard grid), and they provide all the power of a comparable diesel tractor. Because we've made engine noise and diesel fumes things of the past, farmers can literally breathe easier.

We offer 2 models that are 30 HP-equivalent and 40 HP-equivalent, and we have two models in development (up to 70 HP-equivalent), each designed for a range of agricultural and utility uses. We have sold 7 tractors so far to farmers in the US,

Canada and Norway. Our supply chain is based on solid partnerships with component manufacturers.

Competitors and Industry

The market for agricultural tractors is over $12 Billion in North America and over $75 Billion worldwide. The latest research by techsciresearch indicates that the market for small (40 HP-and-under) tractors is increasing, while the market for larger tractors is on the decline.

Worldwide, we know of four companies that have introduced all-electric tractors, but none are in direct competition with Solectrac's 40-HP-and-under agricultural tractors. In other market segments, John Deere introduced a 402-HP electric tractor prototype in December 2016. Their design was for large, industrial farms and is still not in production.

Another competitive element exists with three U.S. companies that have new diesel versions of mid-hitch cultivating tractors in various stages of development. These Category 0 diesel alternatives may impact Solectrac's market share in the near term; however, they do not address the need to reduce GHG emissions and pollution. The primary market for mid-hitch tractors are small organic farmers, who are also the most likely to prefer an all-electric tractor.

Current Stage and Roadmap

Two of our electric tractor models are in production and two are in development. They are:

1. The eUtility: 40 HP-equivalent, 2-wheel drive, rear hitch accepts Category I - 540 rpm PTO implements. Optional front loader or front hitch. Optional front hitch can accommodate exchangeable battery packs or front-mounted implements. 4-8 hours of run time, depending on load. We have sold 7 eUtility tractors to farmers in the US, Canada, and Norway.

2. The eFarmer (currently in R&D phase): 30 HP-equivalent, 2-wheel drive, rear hitch accepts Category I - 540 rpm PTO implements, front hitch for low-lift loader or reaper, and mid hitch for precision cultivation tools. 4-8 hours of run time, depending on load. Optional exchangeable battery packs allow for continuous run time. A first prototype has been designed, built, and field-tested; a follow-on prototype will be completed in Q1 2021.

3. The Farmtrac Compact Electric Tractor (CET), manufactured by Escorts and distributed by Solectrac: 30 HP-equivalent, 4-wheel drive, rear hitch accepts Category I - 540 rpm PTO implements. Optional front loader and mid-hitch available. 3-6 hours of run time, depending on load.

4. The e70N (currently in R&D phase): 70 HP-equivalent, 4-wheel drive, front and rear hitches accept Category I or II implements with rear 540 rpm PTO. 5-10 hours run time, depending on load. Solectrac is responding to strong feedback from our

customers for this tractor size. This model is in the research and design phase with a prototype expected in Q2 2021.

The Team

Officers and Directors

Name: Stephen Heckeroth

Stephen Heckeroth's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/CEO
  Dates of Service: December 18, 2012 - Present
  Responsibilities: Responsible for overall company performance and execution of Solectrac's mission. To date, no salary has been paid.

- **Position:** President of the Board
  Dates of Service: May 29, 2019 - Present
  Responsibilities: Oversee strategic direction and policy decisions.

- **Position:** Board Treasurer
  Dates of Service: May 29, 2019 - Present
  Responsibilities: Financial oversight

Name: Christiane Heckeroth

Christiane Heckeroth's current primary role is with Kaiser Permanente. Christiane Heckeroth currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Communications Officer
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Development and oversight of company communications and campaigns. To date, no salary has been paid.

Other business experience in the past three years:

- **Employer:** Kaiser Permanente
  Title: Senior Physical Therapist
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Providing physical therapy services to patients.

Other business experience in the past three years:

- **Employer:** North Area Physical Therapy and Aquatic Therapy
  Title: Physical Therapist
  Dates of Service: December 01, 2015 - October 01, 2018
  Responsibilities: Providing physical therapy services to patients.

Name: Heather Paulsen

Heather Paulsen's current primary role is with Heather Paulsen Consulting. Heather Paulsen currently services 15-20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: November 01, 2018 - Present
  Responsibilities: Development and oversight of company processes and operations. To date, no salary has been paid.

- **Position:** Board Secretary
  Dates of Service: May 29, 2019 - Present
  Responsibilities: Documenting company Board meetings, ensuring compliance with requirements.

Other business experience in the past three years:

- **Employer:** Heather Paulsen Consulting
  Title: CEO
  Dates of Service: September 14, 2014 - Present
  Responsibilities: Sustainability and business management consulting.

Name: Nishi Deokule

Nishi Deokule's current primary role is with GetResource Inc.. Nishi Deokule currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Information Officer
  Dates of Service: January 18, 2019 - Present
  Responsibilities: Oversight of information technology. To date, no salary has been paid.

- **Position:** Board Member
  Dates of Service: November 22, 2019 - Present
  Responsibilities: Strategic direction, policy setting, decision making.

Other business experience in the past three years:

- **Employer:** GetResource Inc.
  Title: CEO
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Technical consulting for information technology systems.

Name: Willard MacDonald

Willard MacDonald's current primary role is with Vivint Solar. Willard MacDonald currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: November 22, 2019 - Present
  Responsibilities: Strategic direction, policy setting, decision making. To date, no salary has been paid.

Other business experience in the past three years:

- **Employer:** Vivint Solar
  Title: VP of Solar Labs
  Dates of Service: January 23, 2014 - Present
  Responsibilities: Oversight of R&D and solar equipment testing lab.

Name: Joseph Marino

Joseph Marino's current primary role is with Sunpoint Energy. Joseph Marino currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: May 29, 2019 - Present
  Responsibilities: Strategic direction, policy setting, decision making. To date, no salary has been paid.

Other business experience in the past three years:

- **Employer:** Sunpoint Energy
  Title: President
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Oversight of company operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the tractor equipment industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock Equity in the amount of up to $1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of product, selling electric tractors and related technology and equipment. Our revenues are therefore dependent upon the market for electric tractors.

Some of our products are still in prototype phase and might never be operational products

It is possible that some products in prototype phase may never be an operational product or that the product may never be sold. It is possible that the failure to release new product(s) is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage with some of our products. We have only manufactured a prototype for our Solectrac eFarmer and only have the concept for our Solectrac e70N. Delays or cost overruns in the development of these products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our

company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Solectrac LLC was incorporated on December 28th, 2012, and converted to Solectrac Inc. on May 28, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Solectrac Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that Solectrac Inc. is a good idea, that the team will be able to successfully design, build, market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

We believe one of the Company's most valuable assets is its intellectual property. The Company's owns many trademarks, copyrights, Internet domain names, and trade secrets. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark, patent and copyright protection without obtaining a sublicense, it is likely that the Company's value will be

materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks, patents and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This could cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark, patent and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, patents or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s), patent(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s), patent(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s), patent(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is partially dependent on the outside government regulation such as CARB (California Air Resources Board), OSHA (Occupational Safety and Health Administration), and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-marketed business, we may be vulnerable to hackers who may access our data. Further, any significant disruption in service on Solectrac Inc.'s website or in its computer systems could reduce the attractiveness of the company and result in a loss of business. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Solectrac could harm our reputation and materially negatively impact our financial condition and business.

Product Liability Risk
Electric tractors are large dangerous machines, and the batteries and electronics in them can cause fires. One or more of our customers could be injured or killed or their property could be damaged or destroyed while using or owning a Solectac tractor, resulting in a lawsuit, and Solectrac could be found liable. This could materially and adversely impact the value of your investment.

Economic Volatility Risk
The economy could be heading into a recession or depression due to the COVID19 pandemic. A recession or depression could last many years. If this happens, we may not be able to achieve our business objectives and this could materially and adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stephen and Christiane Heckeroth	6,550,000	Common Stock	84.52

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 7,750,000 outstanding.

Voting Rights

Except as otherwise provided by law and except as otherwise may be provided in the Articles of Incorporation, each outstanding share, regardless of class, shall be entitled to one (1) vote.

Material Rights

The total number of shares outstanding includes:

(i) 250,000 shares pursuant to issued but unexercised stock options; and

(ii) 650,000 partially-vested shares pursuant to certain restricted stock purchase agreements for several key employees.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock Equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divore of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $685.00
  Number of Securities Sold: 6,850,000
  Use of proceeds: Issued to founders based on min par vale each share.
  Date: August 23, 2019
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018

And

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenue

Revenue for fiscal year 2019 was $83,258 compared to $71,910 in 2018 (up 16%). One reason for the higher revenue in 2019 versus 2018 was that in 2018 we gave one customer a special an early-adopter discount on a tractor.

Revenue for fiscal year 2018 was $71,910 compared to $10,567 (excluding grants received) in 2017 (up 580%). In 2017 Solectrac received research and development grants totaling $232,645. In 2017 product revenue reflects final payment of a multi-phased delivery contract for a tractor prototype. Payments for earlier phases were

received in 2016 and reported on the 2016 P&L. In 2018 product revenue reflects our first product revenue from Solectrac tractor sales.

Cost of sales

Cost of sales in 2019 was $51,680 compared to $96,662 in 2018. COGS went down in 2019 despite revenue going up primarily because in 2019 we improved our design and manufacturing processes, resulting in less inventory fallout as compared to 2018.

Cost of sales in 2018 was $96,662 compared to $62,064 in 2017.

Gross margins

Gross profit was $31,578 in 2019 up from -$24,712 in 2018. The improvement in gross profit was primarily because of the reduced discounts and improvements in operations mentioned above.

Gross profit in 2018 was -$24,712 compared to -$51,497 (excluding grants received) in 2017. Gross margins were better in 2018 versus 2017, because in 2018 we began shipping our first production tractors, as described above.

Expenses

Total expenses in 2019 were $193,555 compared to $169,975 in 2018. This increase was primarily due to an increase in G&A expenses due to legal work for the founding of the Solectrac Benefit Corporation. Prior to this, Solectrac was an LLC. Payroll and wages expenses were minimized in 2018 and 2019 because most personnel at Solectrac were working for zero pay in both 2018 and 2019.

Total expenses in 2018 were $169,975 compared to $312,236 in 2017. One reason for the decrease in expenses was that payroll expenses went from $183,911 in 2017 to $64,305 in 2018. Payroll expenses in 2017 included employees funded, in part, by the grants mentioned above. No grants were received in 2018, and so payroll was reduced accordingly.

Historical results and cash flows:

Future results and cash flows will be significantly different from historical results as the company grows into its capacity to manufacture now-tested prototypes and scale production and sales. Investors should expect to see significant growth following a successful fundraising campaign, as we will be able to bulk purchase and develop our facilities and processes to increase volumes.

Historical results were based on the sale of the eUtility tractor. In the upcoming year, sales should increase with the introduction of Farmtrac CET, the e70N, and the eFarmer tractors, but expenses would also increase due to R&D for the e70N and eFarmer models.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

At the end of Q1 2020, Solectrac had $55,996 cash on hand. This includes the shareholder loan to the company. In April 2020 we applied for a grant with the Bay Area Air Quality Management District for $514,688, and while we have not been awarded the grant, we have received positive feedback and believe that we will receive notification of the grant award In june 2020.

As of the end of Q1 2020 our inventory of complete tractors and tractor components equaled approximately $100,000; and our accounts payable was $0.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe these funds will enable us to execute our business plan. If we do not receive these funds, we will attempt to raise funds through grants and other equity sale approaches.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Of our projected near-term funding sources, assuming we meet our crowdsource fundraising goal of $1.07 million, these crowdfunding campaign funds will make up approximately two-thirds of our funding. The other one-third we expect to come from the grant previously referenced.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise only our minimum of $10K, we will rely on our anticipated grant for our funding needs, scale down our growth plans and continue to operation for a minimum of two additional years. This is based on our historical expenses.

If we only raise the minimum of $10K and also do not receive the anticipated grant and raise no other funds, we believe we can operate for approximately six more months based on existing cash and cash flow.

How long will you be able to operate the company if you raise your maximum funding goal?

If we meet our maximum funding goal, and raise no other money, we believe we can continue to operate indefinitely because this funding will allow us to achieve

profitable operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We anticipate receiving the previously mentioned grant of $514,688 in June 2020. Additionally, we may seek additional funds through private offerings in 2021.

Indebtedness

- **Creditor:** Steve Heckeroth
  Amount Owed: $200,000.00
  Interest Rate: 4.25%
  Maturity Date: January 01, 2049
  In 2019, the Company issued a note payable for $200,000 for the purpose of funding continuing operations. The note accrues interest at a rate of 4.25% per annum and has a term of 30 years. The Company will make monthly payments of $983.88 until the loan is repaid. Future minimum payments are as follows: 2020: $11,807 2021: $11,807 2022: $11,807 2023: $11,807 2024: $11,807 The note is collateralized by property owned by Steve Heckeroth, a member of the Company's management team.

- **Creditor:** Economic Development Financing Corporation
  Amount Owed: $30,750.00
  Interest Rate: 4.0%
  Maturity Date: January 01, 2024
  In 2019, the Company issued a note payable for $30,750. The note accrues interest at 4% per annum and has a 5-year term. The Company will make monthly payments of $566.31 until paid in full. Future minimum payments are as follows: 2020: $6,796 2021: $6,796 2022: $6,796 2023: $6,796 2024: $3,398

Related Party Transactions

- **Name of Entity:** Steve Heckeroth
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In 2019, the Company issued a note payable for $200,000 for the purpose of funding continuing operations. The note accrues interest at a rate of 4.25% per annum and has a term of 30 years.
  Material Terms: The Company will make monthly payments of $983.88 until the loan is repaid. Future minimum payments are as follows: 2020: $11,807 2021: $11,807 2022: $11,807 2023: $11,807 2024: $11,807 The note is collateralized by property owned by Steve Heckeroth, a member of the Company's management

team.

Valuation

Pre-Money Valuation: $7,750,000.00

Valuation Details:

Solectrac's pre-finance valuation is $7,750,000. The Solectrac Board of Directors has determined that this is a reasonable valuation given the current state of the company and the current state of the equity market in general. The basis for Solectrac's value comes from consideration of the following:

• Solectrac's IP, including one granted patent plus a second patent pending on electric tractors, Solectrac's trade secrets from its engineering and design of 3 different tractor models to date, and a brand that has traction in the US and Canada.

• Solectrac's track record of actual sales and revenue to date. Revenue in Q1 of 2020 was over $100,000.

• The large addressable market for electric tractors, based on studies showing the global agricultural tractor market to be $75 Billion

• The experience of the CEO and other executives.

• Solectrac's established manufacturing relationship with Escorts.

• Solectrac's first-mover advantage in the US.

The Solectrac Board of Directors took these positive factors above into account and balanced them against the fact that the overall stock market is down recently and highly volatile due to the COVID-19 crisis and the fact that Solctrac is still an early-stage company to settle on the pre-financing valuation of $7,750,000.

The company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  If the minimum is raised, this portion of proceeds will be used for marketing our StartEngine campaign, and other company marketing materials.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Facility expansion*
  5.5%
  This includes costs associated with opening new assembly facilities and showrooms.

- *Marketing*
  7.0%
  Marketing funds will cover marketing campaign development and implementation, advertising and trade shows.

- *Research & Development*
  6.0%
  This is primarily R&D materials, tools, and R&D payroll. We have two tractor models, the e70N and the eFarmer that will be under development.

- *Company Employment*
  23.0%
  This is total payroll (less marketing and R&D), plus employee-related expenses.

- *Operations*
  4.0%
  This category includes insurance, legal and operations software.

- *Working Capital*
  8.0%
  This is primarily accounts receivable. We anticipate receiving 50% deposits for most tractor orders, which helps us keep A/R low. The other 50% we anticipate payment within 45 days.

- *Inventory*
  43.0%
  This includes complete Farmtrac CETs and major assemblies (e.g. differentials and gear boxes) for the other tractors, as well as other parts and materials for building tractors. Holding inventory helps us get better volume pricing and decreases the wait time for our customers to receive their orders. We are planning to hold approximately 3 months of inventory.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.solectrac.com (solectrac.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/solectrac

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Solectrac, Inc.

[See attached]

SOLECTRAC, INC.

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Solectrac, Inc.
Albion, CA

We have reviewed the accompanying financial statements of Solectrac, Inc. (a corporation), which comprise the balance sheet as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 12, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SOLECTRAC, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018
_____

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 114,210	$ 3,247
Inventory	72,663	-
TOTAL CURRENT ASSETS	186,873	3,247
TOTAL ASSETS	186,873	3,247
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Notes Payable, Current Portion	18,603	-
Unearned Revenues	78,990	30,000
Related Party Loans	-	30,000
TOTAL CURRENT LIABILITIES	97,593	60,000
NON-CURRENT LIABILITIES		
Notes Payable	166,586	-
TOTAL LIABILITIES	264,179	60,000
SHAREHOLDERS' EQUITY		
Common Stock (20,000,000 shares authorized; 6,850,000 issued; $.0001 par value)	685	-
Additional Paid in Capital	459,285	312,639
Retained Earnings (Deficit)	(537,275)	(369,393)
TOTAL SHAREHOLDERS' EQUITY	(77,306)	(56,753)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 186,873	$ 3,247

SOLECTRAC, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Operating Income		
Sales, Net	$ 83,258	$ 71,910
Cost of Goods Sold	(51,680)	(96,622)
Gross Profit	31,578	(24,712)
Operating Expense		
General & Administrative	118,830	27,519
Salaries & Wages	48,983	64,305
Professional Fees	19,895	32,568
Selling & Marketing	5,848	2,220
Rent	-	6,670
Research & Development	-	36,694
	193,555	169,975
Net Income from Operations	(161,978)	(194,687)
Other Income (Expense)		
Interest Expense	(5,918)	(153)
Interest Income	13	5
Net Income	$ (167,883)	$ (194,834)

SOLECTRAC, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (167,883)	$ (194,834)
Change in Unearned Revenue	48,990	5,000
Change in Inventory	(72,663)	-
Net Cash Flows From Operating Activities	(191,556)	(189,834)
Cash Flows From Financing Activities		
Draws on Notes Payable	185,189	-
Additional Paid in Capital	146,645	123,624
Draws on Related Party Loan	(30,000)	30,000
Issuance of Common Stock	685	-
Net Cash Flows From Financing Activities	302,519	153,624
Cash at Beginning of Period	3,247	39,457
Net Increase (Decrease) In Cash	110,964	(36,210)
Cash at End of Period	$ 114,210	$ 3,247

SOLECTRAC, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount	Number	Amount			
Balance at December 31, 2017	-	$ -	-	$ -	$ 189,016	$ (174,559)	$ 14,457
Issuance of Stock					123,624		123,624
Net Income						(194,834)	(194,834)
Balance at December 31, 2018	-	$ -	-	$ -	$ 312,640	$ (369,393)	$ (56,753)
Issuance of Stock	6,850,000	685			146,645		147,330
Net Income						(167,883)	(167,883)
Balance at December 31, 2019	6,850,000	$ 685	-	$ -	$ 459,285	$ (537,276)	$ (77,306)

Reviewed- See accompanying notes.

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Solectrac, Inc. ("the Company") is a corporation organized under the laws of the State of California. The Company is a manufacturer of electric tractors.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in fiscal years 2019 & 2018.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company values inventory at lower of cost or market.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

The Company's main line of business to producing and selling electric tractors.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2018 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty

as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of California.

<u>Recently Adopted Accounting Pronouncements</u>

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2019, the Company issued a note payable for $200,000 for the purpose of funding continuing operations. The note accrues interest at a rate of 4.25% per annum and has a term of 30 years. The Company will make monthly payments of $983.88 until the loan is repaid. Future minimum payments are as follows:

2020: $11,807
2021: $11,807
2022: $11,807
2023: $11,807
2024: $11,807

The note is collateralized by property owned by Steve Heckeroth, a member of the Company's management team.

In 2019, the Company issued a note payable for $30,750. The note accrues interest at 4% per annum and has a 5-year term. The Company will make monthly payments of $566.31 until paid in full. Future minimum payments are as follows:

2020: $6,796
2021: $6,796
2022: $6,796
2023: $6,796

2024: $3,398

NOTE E- EQUITY

Under the Company's articles of incorporation, the Company is authorized to issue 20,000,000 shares of $0.0001 par value Common Stock.

The Company currently has one class of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

Common Stock   6,850,000

NOTE F- EQUITY BASED COMPENSATION

In 2019, the Company adopted the Restricted Stock Purchase Agreement (the "Agreement Plan"). The Agreement Plan provides for the grant of restricted stock units to employees. Up to 650,000 shares of common stock may be purchased up the Agreement Plan.

One-third of the restricted stock units shall vest upon the one-year anniversary of the vesting commencement date, October 1, 2019. An additional 1/36th of the restricted stock units shall vest on the corresponding day of each month thereafter unit all shares have been vested, on the third anniversary of the commencement date.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 12,2020, the date that the financial statements were available to be issued.

During 2019, the Company reorganized from a limited liability company to a corporation.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


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Solectrac
Climate-Smart Electric Tractors





⊙ Website   📍 Albion, CA

CLEAN TECHNOLOGY   AGRICULTURE

Solectrac designs and sells electric tractors to replace diesel vehicles in the agriculture space. As the world experiences a transformational change in its approach to generating and using energy, we can no longer ignore the need to utilize clean electric vehicles in all aspects of life. Solectrac has developed a line of electric tractors that we believe is better than anything else on the market. We believe that electric tractors will follow the same trajectory as electric cars which are taking over the automobile industry.

$510,065 raised ⓘ

635	2
Investors	Days Left

$1.00	$7.75M
Price per Share	Valuation

Equity	$250.00
Offering Type	Min. Investment

INVEST NOW


This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates ¹⁴   Comments

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Reasons to Invest

- $500K grant awarded from the Bay Area Air Quality Management District in June 2020.

- $12B agricultural tractor market in North America alone.

- Patented and innovative solution to power agricultural and other tractor-based operations with clean electric tractors.

Bonus Rewards

Get rewarded for investing more into Solectrac

$100+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus

"Our goal is to lead the transition to electric tractors"

THE PROBLEM

Diesel engines are inefficient, high-maintenance, and hazardous to workers and the environment

Farmers everywhere are forced to absorb massive operating costs for their diesel tractor equipment. In 2017 the total cost expenditures toward diesel fuel in the U.S. reached $7.6B and were growing at 2.7% annually. One reason for the increasing costs is that governments, recognizing the negative impacts of burning fossil fuels, are placing pollution-restricting regulations on diesel tractors. Farmers tell us that they are put in a difficult situation as these pollutant controls cause excessive downtime for maintenance and require them to take on extra costs.

Beyond the economic costs stemming from diesel use, the cost levied on both human and environmental health is untenable. Between the emissions resulting from diesel engines — contributing to the Agricultural sector's 6 billion metric tons of annual greenhouse gas emissions — as well as the common hearing loss and respiratory illness suffered by many farmers. ,
The industry is in dire need of a cleaner, quieter solution with lower total cost of ownership.



Investment

Tier 5

25 trees planted + 10% bonus sha
nominate a farm for the free tract
votes on tractor recipient**

$25,000+

Investment

Tier 6

25 trees planted + 15% bonus sha
nominate a farm for the free tract
votes on tractor recipient**

THE SOLUTION

Solectrac's Climate-Smart Electric Tractors

Our line of all-electric agriculture and utility tractors (ranging from 25 to 70 HP) are designed to replace diesel tractors. Solectrac's electric tractors can be charged with renewable energy or from any 220v outlet.



Solectrac Climate-Smart Electric Tractors

This innovation will allow farms to reduce their carbon footprint and in the process eliminate the harm to soil and human health resulting from standard diesel operations. Our technology enables quiet, clean, efficient farming — and a transition to truly regenerative agriculture.



The Farmtrac compact electric tractor manufactured by Escorts and sold by Solectrac (above) is a versatile all-wheel-drive utility tractor, perfect for light-duty work like mowing, tilling, and hauling. It is equivalent to a 25-30 HP diesel tractor.



The 40 HP-equivalent Solectrac eUtility (above) is the ideal tractor for vineyards, equestrian centers, livestock operations, and any other utility type work.



The 30 HP-equivalent Solectrac eFarmer (above) will provide unparalleled visibility and maneuverability for the next generation of row-crop farming.

THE MARKET

Solectrac enters a multi-billion dollar market

The market for agricultural tractors is $12 Billion in North America, with the largest share made up of tractors 40 HP-and-under. The global market for agricultural tractors is $75 Billion annually.

Solectrac has two electric tractor models in the 40 HP-and-under size category available today. We also have a 70 HP-equivalent utility model and a 40 HP row crop model in development. These will open up significantly larger markets for Solectrac.

Across every energy-intensive industry, there have been major pushes toward green alternatives, and there's no reason to think the agricultural sector will be different. The EV market for transportation is growing rapidly because of the clear advantages EVs have over gas cars. We believe the tractor market will undergo a similar transformation to electric. Our electric tractors are better for the climate and offer significant savings in reduced downtime, maintenance, and fuel costs. Charging from renewable energy will allow farmers to become independent of fossil fuels.

North American Tractor Market

$12B for agricultural tractors

Worldwide Tractor Market

$75B for agricultural tractors

Global Light EV[1] Sales, million units

CAGR %[2]

2.1



+59%
per annum

1.3

.8

.5

.3

PHEV 51[3]

BEV 64[4]

2014   2018

[1]Electric Vehicle
[2]Compound anual growth rate
[3]Plug-in hybrid electric vehicle
[4]Battery electric vehicle

Source: McKinsey Analysis

OUR TRACTION

Multiple proprietary electric tractors

Solectrac holds a patent on its battery exchange system that was developed by Founder/CEO Steve Heckeroth in 2010. With this proprietary technology acting as a foundation, we were able to design our tractors to eliminate the issue of limited run-time: As batteries are depleted they can be replenished with fresh packs using the tractor's hitches.


Battery Exchange System

Between 2014-2016 we received grants totaling $730K, which allowed us to dig in and develop our first line of commercially viable Solectrac electric tractors. Our

Solectrac eUtility is being used by early-adopter customers in active farming operations in the U.S., Canada, and Norway.

Today we're working on building our products as kits to assist in quick assembly. This will cut down on costs including those associated with building large manufacturing infrastructure and allows our tractors to be delivered anywhere in the world regardless of access to electric or petrol infrastructure. These kits will also have applications for disaster relief as mobile energy sources. We are changing the face of the industry by introducing our decentralized/modular manufacturing process.



WHAT WE DO

We develop and distribute electric tractors

Using our state-of-the-art advances in the space, we design and sell electric tractors. We plan to offer four models, each of which builds on the last as far as technology, size, and versatility and generates cash flow for the release of the next generation.

In addition to the two models already available (the Solectrac eUtility and the Farmtrac CET), we are in the development stage with our Solectrac eFarmer, a 30 HP unit specifically designed for row-crop cultivation, and our Solectrac e70N, a 70 HP tractor specifically designed for larger agricultural operations. All four models are poised to make major strides in the market.





The first ever

THE BUSINESS MODEL ————————————

Primary revenue comes from tractor sales

Solectrac is
First to Market

To improve our cash flow, we use a reservation model. Each purchase requires a 50% deposit and the remainder is paid upon delivery. Customers are familiar with buying/reserving a spot in the production line from other manufacturers in the electric vehicle space. It allows them to plan for the expenditure and put optional renewable charging infrastructure in place.

To date this has been our primary revenue source, and it is supplemented by the sale of exchangeable battery packs and front loaders. The exchangeable battery packs are going to our farmers for their tractors, and also to customers with solar arrays for back-up energy storage. Solectrac is currently offering the lowest-cost energy storage option on the market.

We collect
50%
upon
purchase

We collect
50%
upon
delivery



HOW WE ARE DIFFERENT

First zero-emission under-40HP tractors

Solectrac's patents in the electric tractor space have allowed us to emerge as a unique company in the market, outpacing competitors in the development of zero-emission under-40 HP tractors and being recognized as a key innovator in the industry.

Our lithium iron phosphate batteries are non-combustible. We believe there is nothing that comes close to the innovations incorporated in Solectrac electric tractors. When it comes to growing food, we believe there is nothing that comes close to the innovation incorporated in the Solectrac eFarmer.

From fuel costs to maintenance to emissions to noise, electric tractors are better.

The eUtility Motor



VS a Diesel Motor





Fuel Cost



Diesel Tractor
$7.04/hr

Electric Tractor
$0.86/hr

*Fuel cost comparison is based on Solectrac's internal research and calculations

All the Functionality & Power, Less of the Hassle

Electric Tractor



- Clean
- Quiet
- 95% efficiency
- 1 moving part in the motor
- Max torque & power at all speeds

Diesel Tractor



- Exhaust & constant idling
- High decibel noise
- 35% efficiency
- 300+ moving parts in the motor
- Low torque at low speeds

We also distinguish ourselves with our focus on regenerative agriculture and our support of municipalities and businesses in the transition to electric power for landscape maintenance, towing, and other tasks formerly requiring diesel.



THE VISION

Each model will fuel the next

Our strategy for the future relies on our release schedule, which is designed specifically to provide us with the resources and brand capital to build our next generation tractor to meet the needs of diverse applications.



Meeting the needs of farmers is our passion.

OUR TEAM

Our team unites experience in farming and electrical vehicles

Our Founder and CEO Stephen Heckeroth has been building electric tractors for more than 20 years. His innovations have led to Solectrac's unique intellectual property, including key patents in electric tractor technology.

With all of this experience with electric tractors, Solectrac is ready to bring this work to market with the help of a diverse management and advisory team with knowledge ranging from renewable energy to business management.





WHY INVEST

Join the next agricultural revolution

> " Solectrac represents the very future of agriculture, the start of an electric tractor revolution."
>
> -Roger M. Hoy, Professor & Director
> Nebraska Tractor Test Laboratory

Join the revolution with an investment in Solectrac.

As a Certified B Corp we hold our mission of social responsibility and environmental health to be a top priority. The green new economy is here, and in every sector it is only a question of which innovators will lead the way. Thanks to our top-flight technological advancements and our amazing team, we are leading the charge. Join us!

Thanks to our top-flight technological advancements and perfectly-suited team, we will be the ones to bring the

future to farming.





With its patented three hitches, the eFarmer can accomplish three tasks in one pass.

In the Press

  edible TORONTO

SHOW MORE

Meet Our Team

  

Stephen Heckeroth   **Heather Paulsen**   **Nishi Deokule**

Founder/CEO and President

Steve is an expert in designing, fabricating and building electric tractors and vehicles. His experience spans over 40 years in the renewable energy industry. He worked as the Director of Building Integrated Photovoltaics for the largest thin-film solar manufacturer in the world, designing PV roofing products from '99 – '08. Steve founded MendoMotive and Electrac in 1993 to develop and build EVs and electric tractors. Steve founded Solectrac LLC in 2012 to take electric tractors into commercial production. He was the Principal Investigator in two grants completed in 2016 that moved the electric tractor closer to a commercially viable product.



Chief Operating Officer

Heather has over 15 years of experience leading organizations through complex change and growth. She is a leading B Corp Certification specialist with additional expertise in TRUE Zero Waste operations. She has worked with small, medium and large enterprises in diverse industries to measure and continuously enhance their positive social and environmental impacts while also improving organizational effectiveness and the bottom line. She holds Master of Science degrees in International Agricultural Development and Community Development from the University of California - Davis, and is a certified Project Management Professional (PMP).



Chief Information Officer

Nishi an IT entrepreneur who helps organizations to automate and optimize processes. He has worked with small, medium and large enterprises in diverse industries like retail, industrial manufacturing, and instrumentation worldwide to enhance, optimize and architect business processes while also improving organizational effectiveness. Nishi has held several senior management positions in the large computer technology corporations. Nishi had been invited as guest speaker at technology conferences across the globe.





Willard MacDonald

Board Member

Willard's experience includes financing, running, and selling a solar technology company as CEO of Solmetric Corporation. He serves as Vice President of Solar Labs at Vivint Solar. Willard has worked as an engineer at Hewlett Packard/Agilent Technologies, and he holds more than 25 patents. MS Computer Science, BS Electrical Engineering.





Christiane Heckeroth

Chief Communications Officer

Christiane has been working alongside her husband Steve, CEO of Solectrac, in the field of renewable energy for 25 years. Heckeroth has a Doctorate in Physical Therapy and a B.A. in English and is a practicing clinician. She brings 5 years of community newspaper editorial experience and has authored articles on sustainable communities, architecture and renewable energy.





Joseph Nowicki

Executive Sales Director

Joe's experience includes sales within Fortune and Forbes #1 best company to work for where he ranked among the top 5 salespeople. He has extensive hands-on agricultural experience in a range of farm positions, from planting and harvesting to managing operations.





Joseph Marino

Board Member

Joseph has extensive senior management experience in the renewable energy sector. He is currently the CEO of Sunpoint Energy, a renewable energy distributor with sales of $165 million in 2018. Joseph's philanthropic work includes working directly with orphanages, medical centers, village water projects and rural electrification with local integrators and dealer partners in various regions of Latin America.



Offering Summary

Company :	Solectrac, Inc.
Corporate Address :	30151 Navarro Ridge Rd., Albion, CA 95410
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	10,000
Maximum Number of Shares Offered :	1,070,000
Price per Share :	$1.00
Pre-Money Valuation :	$7,750,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Early Investment Bonuses:

The first 3 days and receive 15% bonus shares

The next 4 days and receive 10% bonus shares

The next 7 days and receive 5% bonus shares

Investment bonuses:

To thank you for your investment and to help offset the carbon associated with our fundraising campaign, Solectrac will have trees planted based on individual investment amounts. We are also offering bonus shares at certain levels of investment. Furthermore, If we hit our fundraising target, we will give away a free Solectrac electric tractor! You can help choose who receives it by nominating your favorite farm, vineyard or other entity, and then voting for the final recipient – see below.

Tier 0: $250 (minimum investment) = 1 tree planted

Tier 1: $500+ = 5 trees planted + nominate a farm for the free drawing + vote on tractor recipient**

Tier 2: $1000+ =10 trees planted + nominate a farm for the free drawing + vote on tractor recipient**

Tier 3: $2500+ = 25 trees planted + nominate a farm for the free drawing + vote on tractor recipient**

Tier 4: $5000+ = 25 trees planted + 5% bonus shares + nominate a farm for the free tractor + 5 votes on tractor recipient**

Tier 5: $10,000+ = 25 trees planted + 10% bonus shares + nominate a farm for the free tractor + 10 votes on tractor recipient**

Tier 6: $25,000+ = 25 trees planted + 15% bonus shares + nominate a farm for the free tractor + 25 votes on tractor recipient**

How the voting for a free tractor works:

*A top-10 list of nominated entities (e.g., those receiving the most nominations, followed by a random selection) will be presented to investors at the $500 level and up for voting for the recipient of the free tractor

** voting for tractor recipient will occur after the crowdfunding campaign has concluded and we have successfully met our crowdfunding goal of $1.07 million

***All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Solectrac, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1/ share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

10 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Solectrac has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Solectrac be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

World-renowned Musician and Environmental Activist Jack Johnson Invests in Solectrac

10 days ago

World-renowned musician and environmental activist Jack Johnson is actively working to help restore and protect the environment and promote sustainable local food systems. In 2003, Jack and his wife Kim co-founded Kōkua Hawai'i Foundation to support environmental education, offering hands-on programs in Hawaii including 'ĀINA In Schools, a farm to school initiative connecting children to their local land, waters, and food.

While working on their newest project, the Kōkua Learning Farm, Johnson explored options for tractors and found Solectrac, the electric and renewable alternative to traditional diesel powered tractors. Johnson and Solectrac's CEO Steve Heckeroth quickly discovered their shared dedication to finding solutions to protect the environment. So much so, that Jack invested in Soletrac's Start Engine campaign and nominated the Kōkua Learning Farm for a free tractor! "We are very excited to have Jack's support." said Christiane Heckeroth, Chief Communications Officer of Solectrac. "His work is an example of how individual action can inspire people to work for the greater good. Solectrac shares his vision for a sustainable future."

In addition to his environmental work with Kōkua Hawai'i Foundation, Johnson's Brushfire Records label and touring crew are leaders in the greening of the music industry and his All At Once social action network connects fans with local non-profits at each tour stop, supporting sustainable local food systems and plastic free initiatives. In 2008, Kim and Jack Johnson founded the Johnson Ohana Foundation to support environmental, art, and music education, supporting over 500 non-profits around the world.

We have reached $400k!

13 days ago

We have reached another milestone and would like to thank the StartEngine Community for helping us get there.

And, if you haven't already, please be sure to nominate your favorite farm for a chance to win a Solectrac Compact Electric Tractor (CET).



Nominate a farm to win a free Compact Electric Tractor

18 days ago



Help a Farm Win a Free Electric Tractor!

21 days ago



If you've invested $500 or more, please nominate your favorite farm* to win a free electric tractor! Here's how it works:

If we meet our fundraising goal in full, we will send out a ballot with the top ten** nominated farms to you, our investor community, to vote for the lucky farm! You will get the following number of votes:

Investment of $500 - $4,999: 1 vote

Investment of $5,000 - $9,999: 5 votes

Investment of $10,000 - $24,999: 10 votes

Investment of $25,000+: 25 votes

Nominate your favorite farm* in the Comments section below! Please provide Farm* Name, Location (city, state/province, country), and Farm* website or other contact info.

Then help us make sure we reach our fundraising goal by sharing this opportunity with everyone you know!

(*or other organization that needs a tractor (municipality, golf course, etc.)

(**the top ten farms will be those receiving the most nominations, followed by randomly selected single-nominee farms)

We have reached a new milestone: $300,000!

28 days ago

Thanks again to our StartEngine community, together we can keep going to the next level!



We reached $300K!

Watch later Share

visit our website at www.solectrac.com

Solectrac Electric Tractors has been awarded the Solar Impulse Efficient Solution Label!

about 1 month ago

Solectrac is proud to announce another milestone in its pursuit of gaining traction. It has been awarded the Solar Impulse Efficient Solution Label.

The Solar Impulse Foundation is an organization "boosting the adoption of profitable solutions to protect the environment." In addition to engaging with government, institutions and decision makers, the Foundation is labeling 1,000 of the most efficient and profitable solutions that can transition society to being economically viable while being environmentally sustainable. Solectrac just joined their ranks with its electric tractors.

The Foundations' Chair Dr. Bertrand Piccard is the first man to fly around the world in a solar powered airplane. Piccard is envisioning "ecology through the lens of profitability." Patrons of the Foundation include Vice President Al Gore, British Business Magnate Richard Branson and Marine Biologist Sylvia Earle.

Find out more: https://solarimpulse.com

Solectrac Wins 500K Bay Area Air Quality Grant!

about 1 month ago

Solectrac Wins 500K Bay Area Air Quality Grant to Demonstrate Electric Tractor Viability

https://www.prnewswire.com/news-releases/solectrac-wins-500k-bay-area-air-quality-grant-to-demonstrate-electric-tractor-viability-301092022.html

MENDOCINO, Calif., July 13, 2020 /PRNewswire/ -- Solectrac, Inc. manufacturer and distributor of zero-emission electric farm and utility tractors is proud to announce that the company has been awarded a $514,688 grant from the Bay Area Air Quality Management District as part of its Funding Agriculture Replacement Measures for Emission Reductions Demonstration Program, or FARMER program, which provides incentives to reduce agriculture sector air pollutants and greenhouse gas emissions.

The FARMER program provides up to 80 percent of the cost for farmers to replace diesel tractors with less polluting alternatives. The California Air Resources Board created a new project category late last year for advanced technology demonstration projects to show the viability of new technologies, such as Solectrac's electric tractors, to perform the same work as the diesel equipment they would replace. Solectrac is one the first recipients of this new project category.

"Solectrac has demonstrated great leadership in the manufacturing industry to help reduce air pollution and protect the climate with its innovative zero-emission farming equipment," said Jack Broadbent, executive officer of the Bay Area Air District. "The Air District is pleased to award Solectrac with this grant funding to further this work."

This project was supported by the California Climate Investments program. The FARMER program is part of California Climate Investments, a statewide program that puts billions of Cap-and-Trade dollars to work reducing GHG emissions, strengthening the economy, and improving public health and the environment– particularly in disadvantaged communities. The Cap-and-Trade program also creates a financial incentive for industries to invest in clean technologies and develop innovative ways to reduce pollution. California Climate Investments projects include affordable housing, renewable energy, public transportation, zero-emission vehicles, environmental restoration, more sustainable agriculture, recycling, and much more. At least 35 percent of these investments are located within and benefiting residents of disadvantaged communities, low-income communities, and low-income households across California. For more information, visit the California Climate Investments website at: www.caclimateinvestments.ca.gov.

"We are excited to put our quiet and powerful tractors to work in one farming and two vineyard operations to validate their performance," said Steve Heckeroth, Solectrac Founder/CEO. Solectrac's 40 HP eUtility electric tractor is one of the current models that will be put to the test. The other model is a narrow-width 70 HP electric tractor, to be called the e70N, that is currently in development. "The grant funds will allow us to develop the e70N tractor for larger operations and vineyards," Heckeroth noted.

Each partner will also test Solectrac's patented exchangeable battery pack technology, which solves the issue of limited run time with its quick-exchange battery packs. The packs can be charged from the electric grid or directly from clean renewable energy sources.

"We are thrilled to have the opportunity to be part of this trial of Solectrac electric tractors in collaboration with the BAAQMD," said Michelle Riddle, vice president of the company that manages the two vineyards in the study, Burdell Properties. Calplans Premium Vineyards, located in Napa, CA, grows over 300 acres of premium quality wine grapes, mostly Cabernet Sauvignon. "We use a fleet of tractors to help us accomplish many key aspects of farming, including leafing, mowing, disking, mechanical weed control and more. We're always looking for ways to grow the highest quality fruit more sustainably," Riddle said, and added "we hope that through this study we will help demonstrate that clean energy electric tractors can work as well as fossil fuel powered ones, and that before long electric tractors will be a common sight in vineyards all over wine country."

The 80-acre Arroyo Lindo Vineyard in Sonoma County is the second vineyard demonstration site. Arroyo Lindo is certified sustainable through the California Sustainable Winegrowing Alliance.

The third demonstration site is The Mushroom Farm in Pescadero, a 250-acre farm dedicated to growing corn, beans, squash and alfalfa. Here the electric tractors will be used for mowing, disking, plowing and fertilization. All three sites are committed to providing data, including fuel/electricity consumption, charging times, maintenance information, hours of operation and user experience.

Solectrac is a California Benefit Corporation and a Certified B Corp. For more information, go to www.solectrac.com.

SOURCE Solectrac, Inc.

Related Links

https://www.prnewswire.com/news-releases/solectrac-wins-500k-bay-area-air-quality-grant-to-demonstrate-electric-tractor-viability-301092022.html

https://www.solectrac.com

$200,000!!!

about 2 months ago

We would like to thank the StartEngine Community and all of our investors who have helped us reach $200,000.

Let's keep climbing!



Organic olive farm gets a new eUtility

about 2 months ago

A new Solectrac eUtility Electric Tractor arrived in the heart of the Lompoc Valley at the region's new off-grid, organic olive farm.



SHOW MORE UPDATES

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Sanjeev Qazi SE OWNER 13 INVESTMENTS a day ago
Quick questions.

1.
If companies such as John Deere are building bigger tractors and there is a good market for smaller ones, wouldnt they easily be able to make the smaller tractors as well (perhaps a naive statement on my part)?

2.
"They re-brand lower HP tractors made by foreign manufactures. "
This seems to indicate that Soletrac is not using foreign manufacturers (altho I dont see what is wrong with that). But then that would be contradictory to one of your responses below :
"We have a mechanical component supplier in India who is also making a compact electric tractor that we are distributing in parts of the US and all of Canada. "

Thanks in advance.
Regards

> **Steve Heckeroth** - **Solectrac** 14 hours ago
> Hi Sanjeev,
>
> Thank you for the opportunity to clear up some misunderstandings
>
> 1. The under 40 HP compact market is very price competitive and it would be difficult for the large US manufacturers to make the profit margins they make on the larger tractors. This is the same for the auto industry. Most of the ads are for large pickup trucks and SUVs because they can make a much higher profit margin on these huge passenger vehicles. It is also the case that much of the infrastructure and capital costs of manufacturing tractors made anywhere is tied up in the building of diesel engines. These costs keep getting higher as emission reductions are required. It would be very hard for diesel tractor manufacturers to write-off the infrastructure and capital costs of the diesel engine part of their business and make the switch to renewably powered electric drive. So far most of the EVs built by the auto industry have been compliance driven. Just to show how hard it is for internal combustion engine auto manufacturers to make the switch, look at the example of Tesla that now has a market cap higher than the US big three combined. Tesla is so far ahead because it is not burdened with the baggage and mind set of internal combustion. Emission standards have just started in agricultural and utility tractors so Solectrac has a good chance of being the Tesla of tractors.
>
> 2. Tractors are much different than cars. Tractors actually make much better electric vehicles than cars because electric motors have maximum torque at the very low speeds where tractors do most of their work and outperform combustion engines at slow speeds. Cars also benefit from the instant torque of electric motors but at higher speeds they cannot compete with combustion engines. The weight of batteries is an asset in a tractor, to help add traction. Battery weight is a drag on acceleration in cars. Most electric motors have an rpm where they run at maximum efficiency, where the power and torque curves cross. This maximum efficiency or power band Is between 0 and 2000 rpm in the motors we use in our tractors. Diesels have a power band between 2000 and 3000 rpm. Both electric and diesel motors require significant gear reduction to insure that large diameter tractor wheels rotate at the slow speeds that will insure that motor can stay within the rpm of their power bands. Almost all compact tractors available in the Western Hemisphere use Hydrostatic Transmissions (HST) because they are easier to operate. I have found that HSTs are very inefficient and pretty loud when used on a quiet electric machine. They also need to idle to maintain oil pressure and are more prone to leaks than geared transmissions. For all of these reasons I traveled to India to find a geared transmission that was well made in a very modern factory. Solectrac will use the highest quality, most efficient transmission regardless of country of origin if it is made in a way that is environmentally and socially consistent with our company's mission.

Christoph Kulling 4 INVESTMENTS 7 days ago
How would you compete with the likes of John Deere if or when they develop something similar?

> **Steve Heckeroth** - **Solectrac** 7 days ago

John Deere makes a profit selling large tractors. The prototype electric tractor they made in 2016 was 400 HP and had a very short run time. The major manufactures in the US do not make under 100 HP tractors. They re-brand lower HP tractors made by foreign manufactures. Solectrac's mission is not only to make tractors that do not cause hearing loss and lung damage to those who work around them, but also be part of a larger transition to a more sustainable future. Solectrac is not competing in the large tractor market. Solectrac is building zero emission tractors that work at a scale that serves local markets to reduce the need for the polluting energy intensive long fossil fueled supply chains. John Deere will push bigger is better until the economics of increasing droughts, fires, floods the intensity of storms is factored in.

W Colich `SE OWNER` `37 INVESTMENTS` 7 days ago
Hi Steve, Please extend your campaign. I would really like to see you reach the full maximum allowable! :-) Also I want to invest, but won't be in a position to do so until next month. So I am really hoping you will decide to extend. Thanks. Blessings

> **Steve Heckeroth** **- Solectrac** 7 days ago
> Thanks sooo much for the support and your idea.

Darin McLeskey `SE OWNER` `3 INVESTMENTS` `INVESTED` 9 days ago
I nominate:
Recovery Park
5470 Chene St.
Detroit, MI 48211
https://www.recoverypark.org/
https://visitdetroit.com/the-story-of-recovery-park/

> **Steve Heckeroth** **- Solectrac** 9 days ago
> Thank you for your nomination

Brent Searle `2 INVESTMENTS` 10 days ago
Nominate:
Shelley's Fresh Produce & Cut Flowers, LLC.
469 E 1200 N
Shelley ID 83274

We are a small, sustainable farm serving the community with fresh, healthy, locally grown produce and cut flowers. Our operation is a CSA (Community Supported Agriculture) model. All practices are sustainable and follow organic guidelines. Irrigation is all potable water through drip lines. A high tunnel is used for tomatoes, peppers, melons, and sweet potatoes. About 40 other produce and berry crops are grown outdoors. We rotate crops annually, use compost we make on the farm, scout for disease and insects and only use organic products when needed for control.

We collect, save, and reseed much of our crops.

We train interns to lean sustainable farming practices.

We use electric, rechargeable weed eaters, chain saws, and small tools. We'd love to showcase an electric tractor on our operation! Thanks for considering us.

Brent & Shelley Searle
Shelley's Fresh Produce & Cut Flowers

> **Steve Heckeroth** **- Solectrac** 10 days ago
> Thank you for the nomination

Jeff Brock `SE OWNER` `3 INVESTMENTS` `INVESTED` 10 days ago
Go Soletrac protect and produce!!!

> **Steve Heckeroth** **- Solectrac** 10 days ago

Steve Heckeroth · **Solectrac** 10 days ago
Thanks for the support

Christopher Smith `SE OWNER` `17 INVESTMENTS` 10 days ago
I would like to nominate:
Daniels Family Farm
14010 Burr Rd
Wakeman, OH 44889

Thanks,
Chris Smith

Steve Heckeroth - **Solectrac** 10 days ago
Thank you for the nomination

Tamara Suting `1 INVESTMENT` `INVESTED` 11 days ago
I did not intend to flag the response on Jack Johnson's post. Apologies.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO

NARRATOR:

SOLECTRAC IS A NORTHERN CALIFORNIA BASED ELECTRIC TRACTOR COMPANY THAT HAS DEVELOPED A LINE OF CLIMATE-SMART TRACTORS TO MEET THE GROWING DEMAND FOR ZERO-EMISSION, RENEWABLE VEHICLES.

NARRATOR, STEVE HECKEROTH:

HI, I'M STEVE HECKEROTH, FOUNDER AND CEO OF SOLECTRAC. I FOUNDED SOLECTRAC TO PROVIDE AN AFFORDABLE, SUSTAINABLE, ALTERNATIVE TO DIESEL TRACTORS.

NARRATOR:

COMPARED TO A DIESEL TRACTOR, SOLECTRAC ELECTRIC TRACTORS ARE MORE EFFICIENT, REQUIRE LESS MAINTENANCE, AND ARE SAFER TO OPERATE. WITH OUR PATENTED EXCHANGEABLE BATTERY PACKS OUR TRACTORS CAN RUN ALL DAY.

VISUAL:

VISUAL: BAT PACK. TRACTOR IN THE FIELDS

NARRATOR:

ACCORDING TO PROFESSOR ROGER HOY WITH THE NEBRASKA TRACTOR TEST LABORATORY: "Solectrac represents the very future of agriculture, the start of an electric tractor revolution."

VISUAL:

-QUOTE: Roger M. Hoy Professor and Director – Nebraska Tractor Test Laboratory

NARRATOR:

SOLECTRAC HAS RECEIVED ALMOST ONE MILLION DOLLARS IN GRANTS FROM THE NATIONAL SCIENCE FOUNDATION AND THE INDO-US SCIENCE AND TECHNOLOGY FORUM.

VISUAL:

GFX OF NSF LOGO. GFX LOGO OF The Indo-U.S. Science and Technology Forum (IUSSTF)

NARRATOR:

THE NORTH AMERICAN TRACTOR MARKET IS PROJECTED TO SURPASS TWENTY BILLION DOLLARS BY 2023, AND 40 HORSEPOWER AND UNDER TRACTORS MAKE UP THE LARGEST PORTION OF THAT POTENTIAL MARKET.

NARRATOR:

THE GREEN ECONOMY IS WELL UNDERWAY IN ALMOST EVERY ASPECT OF OUR LIVES, BUT THE AGRICULTURE INDUSTRY IS JUST STARTING TO CHANGE, AND SOLECTRAC IS POISED TO TAKE ADVANTAGE OF THAT GROWTH WITH ITS FIRST-TO-MARKET LINE OF ELECTRIC TRACTORS. INVEST IN SOLECTRAC TODAY AND INVEST IN THE FUTURE OF FARMING.

VISUAL:

SOLECTRAC LOGO AND TEXT "CLIMATE-SMART ELECTRIC TRACTORS"

SEOND VIDEO (NO SOUND)

VISUAL:

THE FIRST EVER, ZERO EMISSION, QUITE, LOW MAINTENANCE, GREEN, COMPACT, SMALL FARM, REGENERATIVE, RENEWABLE, ANIMAL FRIENDLY, COST-EFFICIENT, REVOLUTIONARY, ELECTRIC TRACTOR

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